SECURIT  **SION**

06005149

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EQUITEC PROPRIETARY MARKETS, LLC

OFFICIAL USE ONLY
FIRM ID NO.



SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
203

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Boulevard, 20th Floor
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman — (312) 692-5000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Fred Goldman, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of EQUITEC PROPRIETARY MARKETS, LLC, as of December 31, 2005, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

24th day of February 2006


OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Nancy J. Simenson

Signature

Chief Financial Officer

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

EQUITEC PROPRIETARY MARKETS, LLC

Statement of Financial Condition

December 31, 2005

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

EQUITEC PROPRIETARY MARKETS, LLC
Table of Contents
December 31, 2005


AM&G

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants

Independent Auditors' Report

Member of
EQUITEC PROPRIETARY MARKETS, LLC

We have audited the accompanying statement of financial condition of EQUITEC PROPRIETARY MARKETS, LLC as of December 31, 2005, that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of EQUITEC PROPRIETARY MARKETS, LLC as of December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 23, 2006

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

EQUITEC PROPRIETARY MARKETS, LLC
Statement of Financial Condition
December 31, 2005

Assets

Cash	$ 180,482
Securities and derivatives owned, pledged	179,347,370
Dividends receivable	846,444
Rebates receivable	361,390
Other assets	576,726
Total assets	$181,312,412

Liabilities and Member's Equity

Liabilities	
Payable to clearing broker	$ 59,093,540
Securities and derivatives sold, not yet purchased	117,107,516
Accounts payable and accrued expenses	394,903
Total liabilities	176,595,959
Member's equity	4,716,453
Total liabilities and member's equity	$181,312,412

See accompanying notes.

Note 1 Nature of Operations

EQUITEC PROPRIETARY MARKETS, LLC (the "Company"), a limited liability company organized under the laws of the State of Illinois, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and conducts market-making and proprietary trading activities in exchange-traded securities and derivative financial instruments. All trades are cleared through another broker-dealer. The Company also provides access to its trading software for affiliated and nonaffiliated entities. The Company has previously provided options brokerage execution for affiliated and nonaffiliated entities.

The Company is a wholly owned subsidiary of Equitec Group, LLC ("Group").

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Exchange-traded securities and derivative financial instruments are carried at fair value, based on quoted market prices, with unrealized gains and losses reflected in net trading gains.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income Taxes—The Company is not liable for federal income taxes as the member recognizes the Company's income or loss in its tax return. Accordingly, no provision or benefit for federal income taxes has been made in these financial statements.

Fair Value of Financial Instruments—Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities and Derivatives Owned and Securities and Derivatives Sold, Not Yet Purchased

Securities and derivatives owned and securities and derivatives sold, not yet purchased at December 31, 2005 consist of:

	Owned	Sold, Not Yet Purchased
Equity securities	$122,761,759	$ 22,977,167
Equity options	55,623,461	94,014,461
Options on futures contracts	962,150	115,888
	$179,347,370	$117,107,516

Note 3 Securities and Derivatives Owned and Securities and Derivatives Sold, Not Yet Purchased, *Continued*

At December 31, 2005, cash, securities and derivatives on deposit with the Company's clearing broker collateralize amounts due to the clearing broker and securities and derivatives sold, not yet purchased.

Note 4 Related-Party Transactions

The Company is reimbursed for certain expenses, including office space and administrative services, that are shared with affiliated entities.

Also, the Company reimburses Group for its compensation costs.

At December 31, 2005, other assets includes $86,200 due from affiliated entities for access and usage of the Company's trading software.

Note 5 Commitments and Contingencies

In the normal course of business, the Company is subject to various unasserted claims, litigation, regulatory and arbitration matters. Because these claims and matters are at preliminary stages, management is unable to predict their outcome. Although the effect of these claims and matters cannot be determined, management of the Company believes, after consultation with legal counsel, that the resolution of these matters will not result in any material adverse effect upon the Company's financial position or results of operations.

Note 6 Financial Instruments with Off-Balance-Sheet Risk

In connection with its market-making and proprietary trading activities, the Company enters into transactions in a variety of derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Note 6 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2005, at fair values of the securities and would incur a loss if the market value of the securities were to increase subsequent to December 31, 2005.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Concentration of Credit Risk—All trades of the Company are cleared through a clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 7 Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 percent of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2005, the Company had net capital and net capital requirements of approximately $3,686,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of equity by the Group.